UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

Appreciate Holdings, Inc.
(Name of Issuer)

Class A Common Stock, par value of $0.0001 per share
 (Title of Class of Securities)

03832J106
(CUSIP Number)

November 29, 2022**
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
☐ Rule 13d-1(b)
☐ Rule 13d-1(c)
☒ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

** This Amendment No. 2 to Schedule 13G is being filed to correct the Reporting Person’s beneficial ownership percentage as reported in Amendment No. 1, filed on December 9, 2022 by HC PropTech Partners II LLC, as a result of a revised number of shares outstanding reported by the Issuer. Based on the revised shares outstanding figure, the Reporting Person continues to beneficially own more than 5% of the Class A Common Stock and, accordingly, remains subject to the reporting obligations under Section 13(g) of the Act for such Class A Common Stock. Item 5(e) of this Amendment No. 2 has been revised accordingly.

Continued on following pages
Page 1 of 5 Pages

CUSIP No. 03832J106	Page 2 of 5 Pages
1	NAMES OF REPORTING PERSONS
Daniel J. Hennessy

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
856,459 (1)

	6	SHARED VOTING POWER
0

	7	SOLE DISPOSITIVE POWER
856,459 (1)

	8	SHARED DISPOSITIVE POWER
0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
856,459 (1)

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
5.4% (2)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

(1)	This amount consists of (i) 689,792 Shares (as defined herein) held directly by the Reporting Person, and (ii) 166,667 Shares the Reporting Person has the right to acquire upon exercise of warrants.
(2)
This percentage is based upon 15,855,761 Shares outstanding, which is the sum of (i) 15,689,094 Shares outstanding as of November 29, 2022, as reported in the Issuer’s Form S-1, filed with the Securities and Exchange Commission (the “SEC”) on December 15, 2022, and (ii) 166,667 Shares issuable upon exercise of warrants held by the Reporting Person, which Shares have been added to the total Shares outstanding in accordance with Rule 13d-3(d)(1)(i) under the Act.

CUSIP No. 03832J106	Page 3 of 5 Pages
EXPLANATORY NOTE:  This Amendment No. 2 to Schedule 13G is being filed to correct the Reporting Person’s beneficial ownership percentage as reported in Amendment No. 1, filed on December 9, 2022 by HC PropTech Partners II LLC, as a result of a revised number of shares outstanding reported by the Issuer. Based on the revised shares outstanding figure, the Reporting Person continues to beneficially own more than 5% of the Class A Common Stock and, accordingly, remains subject to the reporting obligations under Section 13(g) of the Act for such Class A Common Stock. Item 5(e) of this Amendment No. 2 has been revised accordingly.

Item 1(a)	Name of Issuer:

Appreciate Holdings, Inc. (the “Issuer”)

Item 1(b)	Address of Issuer’s Principal Executive Offices:

6101 Baker Road, Suite 200
Minnetonka, MN 55345

Item 2(a)	Name of Person Filing:

Daniel J. Hennessy (the “Reporting Person”)

Item 2(b)	Address of Principal Business Office or, if None, Residence:

195 US HWY 50, Suite 208
Zephyr Cove, NV 89448

Item 2(c)	Citizenship:

United States

Item 2(d)	Title of Class of Securities:

Class A Common Stock, par value of $0.0001 per share (the “Shares”)

Item 2(e)	CUSIP Number:

03832J106

Item 3.	If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

This Item 3 is not applicable.

Item 4.	Ownership:

Item 4(a)	Amount Beneficially Owned:

As of November 29, 2022 and December 31, 2022, the Reporting Person may have been deemed the beneficial owner of 856,459 Shares. This amount consisted of (i) 689,792 Shares held directly by the Reporting Person, and (ii) 166,667 Shares the Reporting Person has the right to acquire upon exercise of 166,667 warrants, each with an exercise price of $11.50 per share.

As of the date of filing of this Amendment No. 2, the Reporting Person may be deemed the beneficial owner of 896,459 Shares. This amount consists of (i) 689,792 Shares held directly by the Reporting Person, (ii) 166,667 Shares the Reporting Person has the right to acquire upon exercise of 166,667 warrants, each with an exercise price of $11.50 per share, and (iii) 40,000 Shares the Reporting Person has the right to acquire upon exercise of 40,000 warrants, each with an exercise price of $5.00 per share.

Item 4(b)	Percent of Class:

As of November 29, 2022 and December 31, 2022, the Reporting Person may have been deemed the beneficial owner of approximately 5.4% of Shares outstanding. This percentage is based upon 15,855,761 Shares outstanding, which is the sum of (i) 15,689,094 Shares outstanding after giving effect to the business combination transactions that were consummated on November 29, 2022, as reported in the Issuer’s Form S-1, filed with the SEC on December 15, 2022, and (ii) 166,667 Shares issuable upon exercise of warrants held by the Reporting Person, which Shares have been added to the total Shares outstanding in accordance with Rule 13d-3(d)(1)(i) under the Act.

As of the date of filing  this Amendment No. 2, the Reporting Person may be deemed the beneficial owner of approximately 5.2% of Shares outstanding. This percentage is based upon 17,263,893 Shares outstanding, which is the sum of (i) 17,057,226 Shares outstanding as of January 23, 2023, as reported in the Issuer’s Form 424B3, filed with the SEC on February 16, 2023, and (ii) 206,667 Shares issuable upon exercise of warrants held by the Reporting Person, which Shares have been added to the total Shares outstanding in accordance with Rule 13d-3(d)(1)(i) under the Act.

CUSIP No. 03832J106	Page 4 of 5 Pages
Item 4(c)	Number of Shares as to which such person has:

(i) Sole power to vote or direct the vote:	856,459
(ii) Shared power to vote or direct the vote:	0
(iii) Sole power to dispose or direct the disposition of:	856,459
(iv) Shared power to dispose or direct the disposition of:	0

Item 5.	Ownership of Five Percent or Less of a Class.

This Item 5 is not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

This Item 6 is not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

This Item 7 is not applicable.

Item 8.	Identification and Classification of Members of the Group.

This Item 8 is not applicable.

Item 9.	Notice of Dissolution of Group.

This Item 9 is not applicable.

Item 10.	Certification.

This Item 10 is not applicable

CUSIP No. 03832J106	Page 5 of 5 Pages
SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

May 4, 2023

	By:	/s/ Daniel J. Hennessy
Daniel J. Hennessy